Cementos Lima S.A.

03007493

FILE NO.
82-3911

VAL-024-03

March 6, 2003

03 MAR 12 AM 7:21

SUPPL

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following document:

Resolution adopted at the General Meeting of Shareholders held on February 28, 2003.

Date: filed with CONASEV and The Lima Stock Exchange on February 28, 2003.

Required by: CONASEV and The Lima Stock Exchange.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

dlw 3/18

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.0038.03
Lima, February 28, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under the Amended Consolidated Text of the Securities Law approved by Supreme Decree N° 093-2002-EF and Resolución CONASEV N° 107-2002-EF/94.10, Regulation of Important Events, Confidential Information and Other Communications, we inform you as "Important Events" that the General Meeting of Shareholders, held on February 28, 2003, approved the simple merger with LAR CARBON S.A., where CEMENTOS LIMA S.A. is to take over LAR CARBON S.A., as well as the Merger Project between CEMENTOS LIMA S.A. and LAR CARBON S.A., setting March 1st, 2003 as the date of effectiveness of said merger.

Accordingly, we attach hereto a copy of the merger project approved by the General Meeting of Shareholders.

Likewise, in accordance with the provisions in paragraph iii, item C, Exhibit I of Resolución Conasev N° 107-2002-EF/94.10, Regulation of Important Events, Confidential Information and Other Communications, we hereby report the following:

1. Whereas in this case the simple merger resolution has been passed based on the fact that CEMENTOS LIMA S.A. is to hold one hundred percent (100%) of the representative shares of LAR CARBON S.A., presentation of financial statements or other economic and financial information on the basis of which the merger resolution was passed is no applicable.

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

2. Presentation of the annual audited financial statements and the annual report of LAR CARBON S.A. for the 2002 fiscal year is not applicable, because, as of this date, said documents have not been approved by the applicable bodies since the period for such approval has not as yet come due.

3. The requirement to valuate the assets and determine the liabilities of the companies involved in the merger process is not applicable, since the reorganization process constitutes a simple merger regulated by Article 363 of the General Corporate Law (Ley General de Sociedades).

4. The ratio between the capital stock and the investment stock accounts of CEMENTOS LIMA S.A. is unaltered after the merger since this is a simple merger. Likewise, we hereby report that LAR CARBON S.A. has no issued investment stock.

5. Since there are no special rights in LAR CARBON S.A. or CEMENTOS LIMA S.A. that have not been modified or that are not subject to compensation, nor have any benefits to capital stock or investment stock holders been agreed, nor are there any special privileges, their listing and description is not applicable.

6. Since CEMENTOS LIMA S.A. holds one hundred percent (100%) of the representative shares of the capital stock of LAR CARBON S.A., no exchange of shares will be carried out and, therefore, a share exchange listing is not applicable.

7. CEMENTOS LIMA S.A. hereby states its intent to maintain the representative shares of its capital stock listed in THE LIMA STOCK EXCHANGE.

There being no other matter to inform, we remain,

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC
Members of the Board

FILE: TRACONA2